No. 82-34884

Vestas

RECEIVED

2006 FEB -2 P 12:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

06010623

Randers, 31 January 2006
Stock exchange announcement No. 06/2006

Tentative financial calendar 2006

SUPPL

Vestas Wind Systems A/S' tentative financial calendar 2006 is as follows:

29 March 2006	Publication of Annual Report 2005
04 April 2006	Convening for General Meeting and distribution of the Annual Report 2005
25 April 2006	Annual General Meeting
16 May 2006	Publication of information regarding 1st Quarter 2006
24 August 2006	Publication of interim financial statement for the 1st half-year of 2006
22 November 2006	Publication of information regarding 3rd Quarter 2006

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

PROCESSED
FEB 06 2006
THOMSON
FINANCIAL

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com

No. 82-34884

Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 31 January 2006
Stock exchange announcement No. 07/2006

Vestas receives order for 44 MW in Germany

The Vestas Group has received an order for 44 MW consisting of 17 V80-2.0 MW and 5 V90-2.0 MW turbines for a number of wind power plants in Germany. The wind turbines will be delivered during the first half year of 2006 and the wind power plants will be located in the area of Brandenburg in the eastern part of Germany.

The order was received from Plambeck Neue Energien AG (PNE) in Cuxhaven, Germany which is one of the largest German wind farm developers. PNE plans and realises wind power projects onshore as well as offshore. PNE has up to now realised 74 wind power plants with a total capacity of more than 540 MW.

"*Vestas turbines have the innovative technology which we need for these projects*", says Dr. Wolfgang von Geldern, CEO of Plambeck Neue Energien AG.

"By this order PNE has shown their confidence in Vestas and our products, and this third large Vestas order for the German market in January 2006 is the positive result of our efforts to even out the distribution of deliveries between first and second half-year," says Hans Jörn Rieks, President of Vestas Central Europe.

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to Hans Jörn Rieks, President of Vestas Central Europe, telephone +49 4841 971 107 or to Annette Munk Rasmussen, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000. Questions for Plambeck Neue Energien AG may be addressed to Rainer Heinsohn, PNE public relations, telephone +49 (0) 4721 718 453

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO